Exhibit (a)(5)(iv)

Truett-Hurst Contact:

Investor Relations

Phone: (707) 431-7020

Email: IR@truetthurst.com

Truett-Hurst Announces Preliminary Results of Tender Offer

HEALDSBURG, CA — February 25, 2019 — Truett-Hurst, Inc. (NASDAQ: THST) today announced the preliminary results of its self tender offer to purchase up to 1,000,000 shares of its Class A common stock, including shares issued upon exchange of limited liability company interests of its subsidiary H.D.D., LLC, or such lesser number of shares of its Class A common stock as are properly tendered and not properly withdrawn, at a price of $2.40 per share of Class A common stock, to the seller in cash, less any applicable withholding taxes and without interest, which expired at 12:00 midnight, New York City time, at the end of the day on February 22, 2019.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, a total of 3,121,502 shares of the Company’s Class A common stock were properly tendered and not properly withdrawn as of the expiration of the tender offer.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, which indicates that the tender offer was oversubscribed, the Company expects that the number of shares the Company will accept for payment will be prorated so that the Company purchases at a purchase price of $2.40 per share a total of up to 1,000,000 shares of its Class A common stock properly tendered and not properly withdrawn before the expiration date, at an aggregate cost of approximately $2,400,000, excluding fees and expenses relating to the Offer.

The number of shares to be purchased and the expected proration are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. The final results of the tender offer, including the proration factor, will be announced promptly following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares accepted for purchase under the tender offer, and return of all other shares tendered and not purchased, will occur promptly thereafter.

The Company may, in the future, decide to purchase more shares of its Class A common stock. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the tender offer. Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), however, prohibits the Company and its affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration of the tender offer, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Exchange Act.

D.F. King & Co., Inc. acted as information agent for the tender offer. Stockholders with questions, or who would like to receive additional copies of the tender offer documents may call D.F. King at (888) 626-0988 (toll free) or email thst@dfking.com.

About Truett-Hurst, Inc.

Truett-Hurst, Inc. (NASDAQ: THST) is a holding company and its sole asset is the controlling equity interest in H.D.D. LLC, an innovative super-premium, ultra-premium and luxury wine sales, marketing and production company based in the acclaimed Dry Creek Valley of Sonoma County, California. Truett-Hurst, Inc. is headquartered in Healdsburg, California. For more information, visit Truett-Hurst’s website (www. truetthurst.com).

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Truett-Hurst common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Truett-Hurst common stock or any other securities. Truett-Hurst has filed a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer is made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials, as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders are able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Truett-Hurst has filed with the SEC at the SEC’s website at www.sec.gov or from Truett-Hurst’s website at www.truetthurst.com. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the tender offer, toll free at (888) 626-0988.